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                                                                    Exhibit 99.1

                              [Delhaize Group Logo]

July 2, 2001

         Contacts:         Guy Elewaut                        +32 (0)2 412 29 48
                           Geoffroy d'Oultremont:             +32 (0)2 412 83 21

FOR IMMEDIATE RELEASE

                 DELHAIZE GROUP APPOINTS CHIEF FINANCIAL OFFICER
                              AND GENERAL SECRETARY

BRUSSELS, Belgium - , July 2, 2001 - Delhaize Group (Euronext Brussels: DELB,
NYSE: DEG), the Belgian international food retailer, is pleased to announce the recruitment of Mr. Craig Owens to become Group Executive Vice-President and Chief Financial Officer as of September 15, 2001. Mr. Owens will become member of the Office of the CEO and of the Executive Committee of Delhaize Group. Mr. Owens comes to Delhaize Group with an impressive track record in finance and general management positions at the Coca-Cola Company and Coca-Cola Beverages PLC (today Coca-Cola HBC), both in the U.S. and in Europe.

Mr. Owens has spent the last 12 years in Europe. In France Mr. Owens' last position was President and Chief Executive Officer of Coca-Cola Enterprise S.A. In the U.K. he was most recently Chief Financial Officer of Coca-Cola Beverages PLC, a public company listed on the London Stock Exchange. Mr. Owens, married with three children, is a U.S. citizen and holds a Bachelor's degree in Politics from the Washington and Lee University, Lexington, Virginia, and a Master of Business Administration (MBA) from the Wharton School, University of Pennsylvania.

As of September 15, 2001, Mr. J.C. Coppieters 't Wallant, currently Group Chief Financial Officer, will become General Secretary of Delhaize Group. Mr. J.C. Coppieters 't Wallant started his career with Delhaize in 1971 and has efficiently served the Delhaize Group finances for more than 30 years. Mr. J.C. Coppieters 't Wallant is Senior Vice-President, member of the Executive Committee and Secretary of the Board of Directors of Delhaize Group.

"As Delhaize Group becomes an international integrated food retailer, Craig's experience on both sides of the Atlantic and his skills in finance as well as in general management will further strengthen our senior management and in particular the new Office of the CEO", said Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group. "I am also pleased that Delhaize Group will continue benefiting from Jean-Claude's extensive and strong experience with our Company."



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About Delhaize Group

Delhaize Group is a food retailer headquartered in Belgium and listed on Euronext Brussels and on the New York Stock Exchange. At the end of the first quarter of 2001, Delhaize Group's sales network consisted of 2,402 stores in ten countries on three continents. In 2000, Delhaize Group achieved sales of EUR
18.2 billion (USD 16.8 billion) and net earnings of EUR 160.7 million (USD 148.1 million). Delhaize Group employs approximately 152,000 persons.

This press release is available in English, French and Dutch. For more information, visit the Delhaize Group web site at www.delhaizegroup.com. Questions can be e-mailed to investor@delhaizegroup.com.